SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)


                           ZEN POTTERY EQUIPMENT, INC.
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                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   98935M-10-5
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                                 (CUSIP NUMBER)


                            SPENCER G. FELDMAN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                FEBRUARY 2, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

                                  SCHEDULE 13D

CUSIP NO.  98935M-10-5
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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Christopher d'Arnaud-Taylor
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(2)   Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
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(3)   SEC Use Only

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(4)   Source of Funds

      OO
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

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(6)   Citizenship or Place of Organization

      New York
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Number of         (7)   Sole Voting Power
Shares
Beneficially            7,062
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With             1,075,538
                  --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        7,062
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        1,075,538
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,082,600 shares of Common Stock
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
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(13)  Percent of Class Represented by Amount in Row (11)

      8.1%
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(14)  Type of Reporting Person

      IN
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

                                  SCHEDULE 13D

CUSIP NO.  98935M-10-5
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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Susan Danehower
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(2)   Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
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(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds

      OO
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

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(6)   Citizenship or Place of Organization

      New York
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Number of         (7)   Sole Voting Power
Shares
Beneficially            -0-
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With             757,450
                  --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        -0-
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        757,450
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      757,450 shares of Common Stock
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      5.6%
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(14)  Type of Reporting Person

      IN
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

ITEM 1. SECURITY AND ISSUER.

      (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

      (b)   ISSUER: Zen Pottery Equipment, Inc.
                    1185 Avenue of the Americas, 20th Floor
                    New York, New York 10036

ITEM 2. IDENTITY AND BACKGROUND.

      2(a)-(c)    Name: Christopher d'Arnaud-Taylor and Susan Danehower

      Business Address: c/o Zen Pottery Equipment, Inc.
                        1185 Avenue of the Americas, 20th Floor
                        New York, New York 10036

      Principal Occupation: Mr. d'Arnaud-Taylor is Chairman and Chief Executive Officer of the Issuer. Ms. Danehower is a Pharmaceutical Marketing Executive.

      2(d) Criminal Convictions: Neither Mr. d'Arnaud-Taylor nor Ms. Danehower has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      2(e) Violations of Federal or State Securities Laws: Neither Mr. d'Arnaud-Taylor nor Ms. Danehower has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. d'Arnaud-Taylor and Ms. Danehower obtained their shares of Common Stock pursuant to a reverse merger, which is described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

      Mr. d'Arnaud-Taylor obtained 7,062 shares of Common Stock, Ms. Danehower obtained 757,450 shares of Common Stock and London Manhattan Securities Inc. ("LMSI"), an entity controlled by Mr. d'Arnaud-Taylor, obtained 318,088 shares of Common Stock pursuant to a "reverse merger" transaction, completed by the Issuer on February 2, 2005, in which the Issuer caused its wholly-owned subsidiary to merge with and into Xethanol Corporation, a Delaware corporation ("Xethanol"), pursuant to which Mr. d'Arnaud-Taylor, Ms. Danehower and LMSI received their shares of Common Stock based on their ownership of shares of Xethanol's common stock. Mr. d'Arnaud-Taylor was Chairman and Chief Executive Officer of Xethanol, and he became Chairman and Chief Executive Officer of the Issuer upon the completion of the reverse merger.


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

      At the closing of the reverse merger, the number of members on the board of directors of the Issuer was increased from three to four directors, and Mr. d'Arnaud-Taylor and Franz A. Skyranz were appointed to serve in the vacancies created by this expansion of the board and the resignation of Susan Pool as a director. Upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act, the number of members on the board of directors will be increased to five members, and Mark Austin, William Frost and Jeffrey S. Langberg will be appointed to serve as directors of the Issuer. In connection with the appointment of these three directors, Zen Zachariah Pool, III and Walter C. Nathan, the remaining members of the board of directors of the Issuer before the reverse merger, will resign as directors of the Issuer.

      Except as described in the foregoing paragraphs, neither Mr. d'Arnaud-Taylor nor Ms. Danehower has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

      Reference is made to the Agreement of Merger and Plan of Reorganization, dated February 2, 2005, which governed the reverse merger and which was filed as
Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 3, 2005, and is incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. d'Arnaud-Taylor may be deemed to beneficially own 1,082,600 shares of Common Stock, representing 8.1% of the currently outstanding shares of Common Stock of the Issuer. Ms. Danehower beneficially owns 757,450 shares of Common Stock, representing 5.6% of the currently outstanding shares of Common Stock of the Issuer.

      (b) Mr. d'Arnaud-Taylor and Ms. Danehower may be deemed to share voting and dispositive power with respect to the 757,450 shares of Common Stock held directly by Ms. Danehower, because Mr. d'Arnaud-Taylor is the spouse of Ms. Danehower. Mr. d'Arnaud-Taylor and LMSI may be deemed to share voting and dispositive power with respect to the 318,088 shares of Common Stock held by LMSI. Mr. d'Arnaud-Taylor has sole voting and dispositive power with respect to the 7,062 shares of Common Stock held directly by him.


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

      (c) Not Applicable

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the joint filing agreement attached as an exhibit hereto or as otherwise described herein, neither Mr. d'Arnaud-Taylor nor Ms. Danehower has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement of Merger and Plan of Reorganization referred to in Item 4 hereof, which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 3, 2005. Attached as Exhibit 2 to this Schedule 13D is a Joint Filing Agreement between Mr. d'Arnaud-Taylor and Ms. Danehower.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005
                                                 /s/ Christopher d'Arnaud-Taylor
                                                 -------------------------------
                                                 Christopher d'Arnaud-Taylor

                                                 /s/ Susan Danehower
                                                 -------------------------------
                                                 Susan Danehower


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

                                                                       Exhibit 2

                             JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of Common Stock, par value $0.01 per share, of Zen Pottery Equipment, Inc., a Colorado corporation.

Dated March 7, 2005
                                                 /s/ Christopher d'Arnaud-Taylor
                                                 -------------------------------
                                                 Christopher d'Arnaud-Taylor

                                                 /s/ Susan Danehower
                                                 -------------------------------
                                                 Susan Danehower


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